

April 24, 2014

Via E-mail
Mr. Thomas R. Stanton
Chief Executive Officer and Chairman of the Board
Adtran, Inc.
901 Explorer Boulevard
Huntsville, Alabama 35806-2807

> **Re: Adtran, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **File No. 000-24612**
> **Filed February 27, 2014**

Dear Mr. Stanton:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Financial Statements

Note 2 – Business Combinations, page 61

1. We note that the pro forma revenues disclosed in the second table on page 61 are but a fraction of the consolidated revenues reported on page 49. Please reconcile these amounts for us and describe for us the pro forma adjustments underlying the supplemental pro forma disclosures. As applicable, please expand your disclosure of supplemental pro forma information for the NSN BBA acquisition as required by ASC 805-10-50h.1, -50h.3 and -50h.4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director

Cc: Jim Matthews, CFO